UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Global-E Online Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M5216V106
(CUSIP Number)

May 13, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5216V106

1	NAME OF REPORTING PERSON Shopify Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,451,558
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,451,558
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,451,558
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Shopify International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,689,569
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,689,569
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,689,569
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

(a)	Name of Issuer:
Global-E Online Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

25 Basel Street, Petah Tikva 4951038, Israel

Item 2.

(a)	Name of Person Filing:
This Schedule 13G is jointly filed by Shopify Inc. and Shopify International Limited (together, the “Reporting Persons”).
Shopify International Limited is a wholly owned subsidiary of Shopify Inc.

(b)	Address of Principal Business Office, or if none, Residence:
The principal business address of Shopify Inc. is 151 O’Connor Street, Ground Floor, Ottawa, Ontario, Canada K2P 2L8.
The principal business address of Shopify International Limited is 2nd Floor Victoria Buildings 1-2 Haddington Road, Dublin 4, D04 XN32, Ireland.

(c)	Citizenship:
Shopify Inc. is a company organized in Ontario, Canada.
Shopify International Limited is a company organized in Ireland.

(d)	Title of Class of Securities:
Ordinary Shares (“Ordinary Shares”)

(e)	CUSIP Number:
M5216V106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)    Amount beneficially owned:
As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the Ordinary Shares listed on such Reporting Person’s cover page.
As of the date hereof, Shopify International Limited is deemed to beneficially own 12,689,569 Ordinary Shares consisting of: (i) vested warrants exercisable for 11,701,759 Ordinary Shares, and (ii) warrants exercisable for an additional 987,810 Ordinary Shares that will vest within 60 days of the date hereof.
As of the date hereof, Shopify Strategic Holdings LLC, a wholly owned subsidiary of Shopify Inc., is deemed to beneficially own 1,761,989 Ordinary Shares consisting of: (i) 472,925 Ordinary Shares directly held by it, and (ii) vested warrants exercisable for 1,289,064 Ordinary Shares.
As of May 13, 2021, Shopify International Limited was deemed to beneficially own 9,232,234 Ordinary Shares consisting of: (i) vested warrants exercisable for 7,750,513 Ordinary Shares, and (ii) warrants exercisable for an additional 1,481,721 Ordinary Shares that were to vest within 60 days of May 13, 2021.
(b)    Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Ordinary Shares listed on such Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned assume 152,776,595 Ordinary Shares outstanding as of January 4, 2022, following the Issuer’s acquisition of Flow Commerce Inc., consisting of: (i) 150,442,959 Ordinary Shares outstanding as of December 31, 2021, based on information provided by the Issuer, (ii) 2,333,636 Ordinary Shares issued in the Flow Commerce Inc. transaction described above, based on information provided by the Issuer, and (iii) taking into account the number of Ordinary Shares underlying warrants held by each Reporting Person, as applicable.

(c)     Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See each cover page hereof.
(ii) Shared power to vote or to direct the vote:
See each cover page hereof.
(iii) Sole power to dispose or to direct the disposition of:
See each cover page hereof.
(iv) Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Shopify Inc. beneficially owns 1,761,989 Ordinary Shares through Shopify Strategic Holdings LLC. Such shares consist of: (i) 472,925 Ordinary Shares directly held by Shopify Strategic Holdings LLC, and (ii) vested warrants held by Shopify Strategic Holdings LLC exercisable for 1,289,064 Ordinary Shares. See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 6, 2022

SHOPIFY INC.

/s/ Jessica Hertz
By: ______________________________
Name: Jessica Hertz
Title: General Counsel and Corporate Secretary

SHOPIFY INTERNATIONAL LIMITED

/s/ Matthias Matthiesen
By: ______________________________
Name: Matthias Matthiesen
Title: Director

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares of Global-E Online Ltd. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 6, 2022.

SHOPIFY INC.

/s/ Jessica Hertz
By: ______________________________
Name: Jessica Hertz
Title: General Counsel and Corporate Secretary

SHOPIFY INTERNATIONAL LIMITED

/s/ Matthias Matthiesen
By: ______________________________
Name: Matthias Matthiesen
Title: Director